

Mail Stop 4631

March 7, 2018

<u>Via E-Mail</u>
Mr. Sergio Pedreiro
Chief Executive Officer
Estre Ambiental, Inc.
1830, Presidente Juscelino Kubitschek Avenue, Tower 1, 3rd Floor
Itaim Bibi
Sao Paulo, Brazil 04543-900-SP

> **Re: Estre Ambiental, Inc.**
> **Pre-effective Amendment 1 to Registration Statement on Form F-1**
> **Filed February 23, 2018**
> **File No. 333-222678**

Dear Mr. Pedreiro:

We reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Disclosure on the registration statement's facing page and elsewhere that you are registering 14,599,403 ordinary shares for resale is inconsistent with disclosure in the selling shareholders table on page 194, which reflects an aggregate of 14,487,842 ordinary shares being offered for resale by the selling shareholders. Please reconcile the disclosures. Additionally, ensure that the number of shares being offered for resale by the selling

shareholders in the registration statement and in the legal opinion filed as exhibit 5.1 to the registration statement is consistent.

Recent Developments, page 17

2. Please tell us what consideration you gave to providing the audited financial statements of Monte Azul or other probable acquisitions pursuant to Item 18 of Form 20-F and Rule 3-05 of Regulation S-X. In doing so, please provide your significance tests using the conditions specified in Rule 1-02(w) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any questions.

Very truly yours,

/s/ Terence O'Brien *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-Mail
        J. Mathias von Bernuth, Esq.
        Michael A. Civale, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Avenida Brigadeiro Faria Lima, 3311, 7th Floor
        San Paulo, Brazil 04538-133